Exhibit 16.1

July 5, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated July 5, 2007, of Integrated Silicon Solution, Inc. and are in agreement with the statements contained in the first, second, third, fourth and fifth paragraphs, and the first sentence of the sixth paragraph, under Item 4.01 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph under Item 4.01 on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2006 financial statements.

/s/ Ernst & Young LLP